As filed with the Securities and Exchange Commission on September 15, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of September 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                               No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

TELE2 LAUNCHES ITS SIXTH GSM NETWORK IN RUSSIA

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has launched a GSM-network in Izhevsk, its sixth in Russia under the Tele2 brand.

The population covered by the GSM-license in Izhevsk is 1.7 million and the region's mobile penetration is approximately 9%. Tele2 is the third mobile operator to launch GSM-services in the region. As in Irkutsk, Rostov, St Petersburg, Kemerovo and Omsk, the GSM-network in Izhevsk was launched based on the GSM1800 standard, having similar coverage per base station as the GSM900 standard by using a phased array antenna solution from Radio Components.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The GSM-launch in Izhevsk follows on from our successful launches in Irkutsk, Rostov, St Petersburg, Kemerovo and Omsk. The Russian mobile market offers substantial growth potential for Tele2 and our previous launches in Russia show our customers appreciate our service offering."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services, under the brands Tele2, Tango and Comviq to more than 18.7 million customers in 23 countries. Tele2 operates Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payments, credit card transactions and public pay telephones; Transac, which offers data processing of credit card transactions and billing; C(3), which is active in prepaid calling cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for telephony services. The Group also offers cable-TV services and jointly owns the Internet portal Everyday.com with MTG. Tele2 AB's shares are listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Lars-Johan Jarnheimer               Telephone:     + 46 8 562 640 00
President and CEO, Tele2 AB

Dwayne Taylor                       Telephone:     + 44 20 7321 5038
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:   /s/ Hakan Zadler
      ----------------
Name:
Title:

Date:    September 15, 2003